Exhibit 99(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED STATEMENT OF INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended March 31, 2010
Interest income	$5
Interest expense and related charges	(284)

Loss before income taxes and equity in earnings of unconsolidated subsidiary	(279)
Income tax benefit	94
Equity in earnings of unconsolidated subsidiary (net of tax)	272

Net income	$87